ROTHSCHILD

June 21, 1999

Board of Directors
Nord Resources Corporation
201 Third Street, N.W.
Suite 1750
Albuquerque, NM 87102

Dear Sirs:

You have requested our opinion ("Opinion") as to the fairness, from a financial point of view, to the shareholders (the "Shareholders") of Nord Resources Corporation (the "Company"), other than MIL (Investments) S.A. ("MIL"), of the consideration (the "Consideration") which is proposed to be paid by SRL Acquisition No. 1 Limited ("Buyer") as designee of MIL pursuant to the Sale and Purchase Agreement between the Buyer and the Company (the "Agreement") pursuant to which the Buyer is to acquire all of the interests of the Company in Nord Rutile Company and related entities ("NR Company") for (i) US$1,250,000 in cash; (ii) an assumption of the obligations of the Company and Nord Rutile Corporation as limited partner and general partner, respectively, of NR Company; (iii) an assumption of the obligations of the Company with respect to the related entities; (iv) the issuance by the Buyer to the Company of one B Share of the Buyer; (v) MIL surrendering to the Company for redemption and cancellation all MIL Shares, representing 7,004,200 shares of common stock of the Company outstanding; and (vi) the procurement of the release of the Company of its obligations to the Development Banks (the "Transaction").

Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Agreement.

In formulating our Opinion, we have reviewed, among other things, the Agreement and the terms and conditions of the Transaction set forth therein and have (i) reviewed and considered the feasibility study for the Restart Plan of Sierra Rutile Limited produced by IMC Mackay & Schnellmann ("IMC") in April 1997 (the "Feasibility Study") which was provided to us by the Company and SRL; (ii) reviewed and considered a revised version of the feasibility study prepared by SRL in November 1998 (the "SRL Study"), which was provided to us by SRL; (iii) reviewed and considered certain financial and operating data, including financial forecasts, concerning SRL publicly available or prepared and provided to us by the management of SRL; (iv) held discussions with the managements of SRL and the Company regarding the past and current operations and financial condition and prospects of SRL and the Company, including, without limitation, information relating to certain strategic, financial and operating benefits anticipated from the Transaction; and (v) considered such other public information and factors we deemed appropriate. We have not considered any benefit other than the Consideration which the Company or the Buyer may receive pursuant to the Transaction.

Rothschild Inc.                    N M Rothschild & Sons
(Washington) LLC

1251 Avenue of the Americas      1101 Connecticut Avenue NW
New York, New York  10020        Washington, DC  20036
Telephone:  (212) 403-3500       Telephone:  (202) 862-1660

Board of Directors
Nord Resources Corporation
June 21, 1999
Page 2

In connection with this review, we have not assumed any obligation independently to verify any information utilized, reviewed or considered by us in formulating our Opinion and have relied on it being accurate and complete in all material aspects.
With respect to the financial forecasts for SRL provided to us by SRL, we have assumed for purposes of our Opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of SRL's management at the time of preparation as to the future financial performance of SRL. We have also assumed that there has not occurred any material change in SRL's assets, financial condition, results of operation, business or prospects since the date on which SRL's most recent financial projections were made available to us. We have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any assets or liabilities (contingent or otherwise) of SRL and have been provided with and relied upon the completeness and accuracy of the Feasibility Study and the SRL Study made available to us.

It is agreed that any such independent verification of the information provided to us orally, in writing, or electronically or publicly available is beyond the scope of our assignment. Our Opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this Opinion, we have not assumed any obligations to update, revise or reaffirm this Opinion.

We have further assumed that the Transaction will be consummated substantially in accordance with the terms and conditions described in the Agreement without any further amendments thereto and without waiver of any of the conditions or obligations thereunder.

We have been retained to render this Opinion and are being compensated therefor. We have received customary compensation for advisory services rendered to the Company previously.

This Opinion is directed to the Board of Directors of the Company in its consideration of the fairness of the Transaction and does not constitute a recommendation to any of the Shareholders as to how any Shareholder of the Company should vote with respect to the Transaction at any meeting called to approve the Transaction.

Based upon the foregoing and other factors we deem relevant and in reliance thereon, it is our Opinion that as of the date hereof the Consideration to be paid by the Buyer pursuant to the Agreement in respect of the Transaction is fair, from a financial point of view, to the Shareholders, other than MIL or any affiliate thereof.


Very truly yours,



N M Rothschild & Sons (Washington) LLC


Rothschild Inc.